FAN ENGINE, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

FAN ENGINE, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

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15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Auditors' Report

To the Board of Directors and Members
Fan Engine, LLC

We have reviewed the accompanying financial statements of Fan Engine, LLC, which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in Members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Pembroke Pines, Florida
April 30, 2025

1

FAN ENGINE, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2024

ASSETS		2024
CURRENT ASSETS:		
Cash and cash equivalents	$	119,956
Accounts receivable		12,250
Prepaid expenses		13,394
Total current assets		145,600
Other asset		51,225
Intangible asset		962,226
TOTAL ASSETS	$	**1,159,051**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable & accrued expenses	$	45,083
Total current liabilities		45,083
LONG-TERM LIABILITIES:		
Due to related party		1,050,575
Total long-term liabilities		1,050,575
Total liabilities		1,095,658
MEMBERS' EQUITY		
Members' equity		63,393
Total stockholders' equity		63,393
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**1,159,051**

The accompanying notes are an integral part of these financial statements.

FAN ENGINE, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Net revenue earned	$	374,458
Cost of revenue earned		113,080
Gross profit		261,378
Operating Expenses:		
Professional fees		14,656
Advertising and marketing		1,611
Licensing and membership		178
General and administrative		44,885
Utilities		5,092
Salaries and wages		166,515
Total Operating Expense		232,937
Operating revenues over expenses		28,441
Other Income/(Expenses):		
Interest expense		(1,491)
Other expense		467
Total other income		(1,024)
Net income		29,465
Member's equity - beginning of year		-
Contributions		33,928
Distributions		
Member's equity - beginning of year	$	**63,393**

The accompanying notes are an integral part of these financial statements.

FAN ENGINE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	29,465
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(12,250)
Prepaid expense		(13,394)
Other asset		(51,225)
Intangible asset		(962,226)
Accounts payable and accrued liabilities		45,083
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(964,547)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from loan		1,050,575
Contributions		33,928
Distribution		-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		1,084,503
CHANGE IN CASH AND CASH EQUIVALENTS		119,956
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR		-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	**119,956**

The accompanying notes are an integral part of these financial statements

NOTE 1 –DESCRIPTION OF BUSINESS

Fan Engine, LLC (the "Company") was formed on January 25, 2024. The Company was incorporated in the State of Ohio. The Company was formed as a managed service provider for companies with subscription, membership or donation based revenue models.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

   (i)   to apply the new standard only to contracts that are not completed as of January 1, 2024; and

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

(i)   to reflect the aggregate effect of all contract modifications prior to January 1, 2024 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

(ii)   The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

Income taxes

The Company is a Limited Liability Company, and is classified as a partnership for Federal income tax purposes. The Company's profits and losses are reportable by the members on their respective income tax returns. Accordingly, no provision for income taxes has been reflected in these financial statements.

The Company has no unrecognized tax benefits at December 31, 2024. Currently, the Company's U.S. Federal income tax returns for 2024 are open and subject to examination by the taxing authorities.

The Company's policy for recognizing interest and penalties associated with tax matters is to record them as part of other expenses and include accrued interest and penalties with the related tax liability on the balance sheet.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. quoted prices for similar assets or liabilities in active markets;
II. quoted prices for identical or similar assets in markets that are not active;

III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's expenses as paid by a member of the Company. At December 31, 2024, the amount paid by the member was $1,050,575.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 30, 2025, the issuance date of the financial statements.